Matsui Press Release

January 30, 2002

Notice of New Strategic Alliance for the System Development

Matsui Securities Co., Ltd.
Michio Matsui, President, Chief Executive Officer and Representative Director

Matsui Securities Co., Ltd. ("the Company") agreed with Japan Future Information Technology and Systems Co., Ltd. (3-2-1, Kinshi, Sumida-ku, Tokyo, Japan, President: Naotaka Murasumi, "JFITS") to create a new partnership for the securities trading system along with the existing cooperative relationship with FIOSYS Corporation (former Fitech, Inc., 1-4-1, Shinkawa, Chuo-ku, Tokyo, Japan, President: Kazuyuki Masuda, "FIOSYS"). By this strategic alliance with these two system companies which have been showing great performance and technology, the Company will enhance its competitive advantage by reinforcing system development process and cost management.

While the Company has been developing "front-office" system for the securities trading system jointly with FIOSYS and using "back-office" system developed by other company, it has determined to outsource to JFITS the securities trading system including both "front-office" and "back-office" system. FIOSYS continues to provide the Company solutions for the system of new strategic field like "NetFX (online foreign currency margin trading system)" as before.

For Matsui securities which keeps its competitive advantage by establishing its brand as an innovator of the securities industry, accelerating the system development process is strategically critical. It also needs to reinforce system development and operation structure to struggle in the rapidly changing circumstances of the industry.

The system of JFITS the Company determined to employ is ready for the T+1 settlement (shortening of trade settlement time) which is expected to be introduced in several years. This satisfies the Company's requirement. It also adopts ASP (Application Service Provider) approach, which prevents temporary increase of investment cost at the time of system reinforcement by changing system

dlw 2/14

related cost into variable cost. It also reduces cost by merging "front-office" system and "back-office" system. The introduction of this system is expected to be around May this year. On the other hand, the Company will accelerate the depreciation of the existing software assets, which leads to the additional depreciation cost of 1.1 billion yen for the fiscal 2001 and 1.2 billion yen for the fiscal 2002, respectively.

The Company gives a first priority to the innovative business strategy and the collaboration for the system development. The Company maintains joint development with FIOSYS for the future system development in the new strategic field. FIOSYS has been supporting the Company's internet business by realizing large-scale, real-time transaction processing using advanced technology like object oriented software development. FIOSYS continues to be engaged in the system development in the cutting-edge business field. NetFX, which is one of the new strategic fields of the Company, will be reinforced as a multi-currency platform that deals with Euro, Australian dollar and British Pound adding to the present US dollar. The release of this new function is expected to be around April this year.